TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

RECEIVED
2004 JUL 26 A 11:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 22, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04035764

SUPPL

SKY Perfect Communications Inc. - 12g3-2(b) Exemption **(FILE NO. 82-5113)**

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect Communications Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice on the Allotment of Stock Option (Stock Acquisition Rights);
2. Notice on the details of Issuance of Stock Option (Stock Acquisition Rights);
3. Total Registrations and DTH Subscribers as of the end of March 2004;
4. Notice Regarding the Ratio of Foreigners' Stockholding;
5. Business Partnership between Excite Japan Co., Ltd. and SKY Perfect Communications Inc. for Internet-Based Content Distribution Services;
6. Total Registrations and DTH Subscribers as of the end of April 2004;
7. Annual Report Release for the Fiscal Year Ended March 2004 (Consolidated Basis);

dlw 7/26

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

8. Outline of the Non-Consolidated Financial Statements for the Fiscal Year ended March 31, 2004;

9. Notice of Stock Options (Common Stock Acquisition Right);

10. Summary of Business Results of Fiscal Year 2003 (Supplement);

11. Notice of Informal Decision regarding Director Assignment;

12. Financial Summary of FY2003 and our Business Strategy;

13. SKY PerfecTV! Acquires the Japanese Satellite Broadcasting Rights for the U.S. Open and British Open Golf Tournaments for Two Years Starting in 2004;

14. SKY Perfect and NTT DoCoMo to Test Mobile Video-Clip Streaming and Program-Related Information Services;

15. Announcing Opportunities for Permanent Employment for University Graduates of the Class of 2005;

16. Total Registrations and DTH Subscribers as of the end of May 2004;

17. SKY PerfecTV! EPG Distribution Using the Internet;

18. Announcing the Establishment of a Planning Company to Conduct Content Development and Investment Business;

19. Announcement of Executive Reshuffle;

20. Notice of Convocation of the 10th Ordinary General Meeting of Shareholders;

21. Notice of Resolutions of the 10th Ordinary General Meeting of Shareholders;

22. Business Report for the Fiscal Year Ended March 2004; and

23. Brief Description of Annual Securities Report.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336). For your information, the division of the Company in charge of this matter is Finance & Accounting Dept. (telephone +813-5468-9425, facsimile +813-3468-3612).

Very truly yours,

Akiko Kimura

Enclosure

March 31, 2004

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice on the Allotment of Stock Option (Stock Acquisition Rights)

SKY Perfect Communications Inc. (the "Company") hereby inform that the details of the terms and conditions of the stock acquisition rights to be issued as stock options in accordance with provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan pursuant to the resolution of the 9th ordinary general meeting of shareholders of the Company have been resolved in a meeting of the Board of Directors of the Company held on March 31, 2004. The terms and conditions have been determined as follows.

The amount to be paid upon exercise of the stock acquisition rights and other undecided points are to be determined on April 1, 2004.

Note

1. Issue date of the stock acquisition rights
   April 1, 2004

2. Aggregate number of stock acquisition rights
   2,909

3. Issue price of the stock acquisition rights
   No consideration shall be paid.

4. Type and number of shares subject to the stock acquisition rights
   Common stock of the Company 2,909 shares

5. Amount to be paid upon exercise of the stock acquisition rights
   To be determined later

6. Aggregate amount of shares to be issued through the exercise of the stock acquisitions rights
   To be determined later

7. Period in which the stock acquisition rights may be exercised
   From April 1, 2006 to March 31, 2010

8. Amount that will be capitalized by the issuance of new shares through the exercise of the stock acquisition rights
To be determined later

9. Persons subject to the allotment of the stock acquisition rights and the number thereof
Directors and employees of the Company
Directors : 5 persons   Employees : 105 persons

(Reference)
(1) The day of resolution at the meeting of the Board of Directors to propose the issuance of stock acquisition rights at an ordinary general meeting of shareholders   May 21, 2003
(2) The day of resolution at the ordinary general meeting of shareholders   June 27, 2003

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400   FAX: 03-5468-9399

82—5113

April 1, 2004

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice on the details of Issuance of Stock Option (Stock Acquisition Rights)

Please be informed that the details of issuance of stock acquisition rights in accordance with provisions of Article 280-20 and 280-21 of Commercial Law resolved at the meeting of the Board of Directors of the Company held on March 31, 2004, have been determined today as follows.

Note

1. Issue date of the stock acquisition rights
   April 1, 2004

2. Amount to be paid upon exercise of the stock acquisition rights
   152,000 yen per share

3. Aggregate amount of shares to be issued through the exercise of the stock acquisition rights
   442,168,000 yen

4. Amount that will be capitalized by the issuance of new shares through the exercise of the stock acquisition rights
   76,000 yen per share

(Reference)
(1) The day of resolution at the meeting of the Board of Directors to propose the issuance of stock acquisition rights at an ordinary general meeting of shareholders — May 21, 2003
(2) The day of resolution at the ordinary general meeting of shareholders — June 27, 2003
(3) The day of resolution at the meeting of the Board of Directors to discuss the allotment of stock acquisition rights, etc. — March 31, 2004

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

April 2, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of March 2004

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of March 2004.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	66, 469	58, 337
Churn	31, 555	29, 721
Churn Rate*3	10. 5%	11. 3%
March Net Increase	34, 914	28, 616
Cumulative Total	3, 646, 517	3, 182, 190

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	41, 541	35, 616
Churn	28, 701	27, 180
Churn Rate*3	9. 8%	10. 7%
March Net Increase*5	12, 840	8, 436
Cumulative Total	3, 523, 187	3, 067, 048

SKY PerfecTV! 110	Total Subscribers*1	DTH Subscribers*2
New Subscribers*4	24, 928	22, 721
Churn	2, 854	2, 541
Churn Rate*3	33. 8%	32. 1%
March Net Increase*4	22, 074	20, 180
Cumulative Total	123, 330	115, 142

1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV!* only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

*4 The number of subscribers transferred from Plat One (DTH subscribers: 17,838, Institutional subscribers: 1,776 as of March 1) is included.

5 The number of subscribers of "SKY PerfeTV!*" through SKY PerfecTV*!* compatible optical fiber TV, "OPCAS" started from March 1, such as those living in the first condominium in Chuo-ku, Tokyo (194 households), is included.
(Net Increase of Total Subscribers 32, Net Increase of DTH Subscribers 27)

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

82—5113

April 7, 2004

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice Regarding the Ratio of Foreigners' Stockholding

We hereby make the following notice, since stocks held by foreigners (stockholders subject to the Radio Wave Law, Article 5, Paragraph 1, from Number 1 to Number 3) represented 12.03% less than 15% (calculated with the formula determined by the Ministry of Public Management, Home Affairs, Posts and Telecommunications) of total stocks with voting rights as of April 6, 2004.

1. Percentage stockholding of foreigners as of April 6, 2004

Number of stocks owned by foreigners (Number of stocks with voting rights: [A])	272,884 (272,884)
Number of total stocks issued (Number of stocks with voting rights: [B])	2,267,608 (2,267,608)
Percentage stockholding of foreigners [A/B x 100 (rounded to the third decimal place)]	12.03%

* Number of stocks with no voting rights deducted from the number of total stocks issued:

Treasury Stock; 0 stock (as of April 6, 2004)

Stock below minimum trading unit; 1 stock (as of April 6, 2004)

2. Date of public announcement

April 13, 2004 (Newspaper carrying the article: Nihon Keizai Shimbun, morning edition)

(Reference)

Under the Broadcast Law, Article 52-8, Paragraph 1, we may refuse a request by foreign persons who own our stocks (including (x) any persons who are not Japanese nationals, (y) any foreign governments or representatives thereof and (z) any foreign corporations or associations) to have their name entered in our shareholder register if our acceptance of the request would result in the 20 percent threshold being exceeded.

Meanwhile, under the Broadcast Law, Article 52-8, Paragraph 2, for as long 15 percent or more of the voting rights attached to shares of our stock are owned by foreign persons, we will be required to make public the percentage every six months pursuant to our Articles of Incorporation.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect Communications Inc. excite
www.excite.co.jp

April 14, 2004

Press release

Excite Japan Co., Ltd.
SKY Perfect Communications Inc.

Business Partnership between Excite Japan Co., Ltd. and SKY Perfect Communications Inc.for Internet-Based Content Distribution Services

Excite Japan Co., Ltd. (Head office: Shibuya-ku, Tokyo, CEO: Yukihiro Yamamura) and SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) have announced that the two companies have entered into a basic agreement concerning a business partnership for Internet business.

From now on Excite and SKY Perfect will build a comprehensive collaborative business relationship involving the "excite" portal site operated by Excite and the "SKY PerfectBB" broadband content distribution service operated by SKY Perfect. More specifically, together the two companies plan to conduct joint services through system linkages that will enable the mutual use of content and services.

Excite's portal site offers a rich variety of content and is accessed by some 5 million users each week. Making use of the broadband content available through SKY PerfectBB will enable Excite to make further service enhancements.

On the other hand, while through SKY PerfectBB, we have a good knowledge of the broadband content distribution business, which is expected to see even greater growth in the future, we are hoping to increase subscriber numbers by making Excite, with its strong access numbers, the gateway for access to SKY PerfectBB. With SKY PerfectBB, we are aiming to switch to a business model that will look at expected increases in pay-service subscriber numbers in the future, as well as in access numbers, and that also takes into account advertising revenue. Therefore, we believe that entering into this partnership with leading portal site operator, Excite, will provide us with the opportunity to make major changes to our SKY PerfectBB business platform.

Both parties will continue to investigate how we can cooperate further in the future, not only in the Internet business, but in other areas as well.

* For press inquiries:
Public Relations Dept, SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399
PR, Excite Japan Co., Ltd.
TEL: 03-5488-6800 (Main) FAX: 03-5793-4060
E-mail: press@excite.jp

(Reference)

1. Excite Japan Co., Ltd. Corporate Profile

(1) Company name: Excite Japan Co., Ltd.

(2) President & CEO: Yukihiro Yamamura

(3) Head office: 20-3 Ebisu 4-chome, Shibuya-ku, Tokyo

(4) Date of establishment: August 1997

(5) Main business: Internet advertising sales, provision of mobile and web content, broadband Internet connection services, etc.

(6) Capital: 421 million yen

(7) Major shareholders: Itochu Corporation, etc.

2. SKY Perfect Communications Inc. Corporate Profile

(1) Company name: SKY Perfect Communications Inc.

(2) President and Representative Director: Hajime Shigemura

(3) Head office address: 2-15-1, Shibuya, Shibuya-ku Tokyo

(4) Date of establishment: November 10, 1994

(5) Main business: Operation of platform business centering on the CS digital broadcasting service "SKY PerfecTV!"

(6) Capital: 50 billion million yen

(7) Major Shareholders: Sony Broadcast Media Co., Ltd. 12.65%; Fuji Television Network, Inc. 12.65%; Itochu Corporation 12.65% (As of March 2004)

【Examples of cooperative efforts between Excite and SKY PerfectBB】

1. Promoting access to SKY PerfectBB


SKY PerfectBB
Excite
Increase access through exposure
on Excite.

2. Content sharing


SKY PerfectBB
Excite
Woman.excite content owned by Excite to be provided.
Video content owned by SKY PerfectBB to be provided.

3. Joint operations through linked systems


SKY PerfectBB
Excite
System linkages
Joint site
excite

FILE No.
82—5113

To whom it may concern: May 7, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of April 2004

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of April 2004.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	41, 052	37, 372
Churn	28, 787	25, 500
Churn Rate*3	9. 5%	9. 6%
April Net Increase	12, 265	11, 872
Cumulative Total	3, 658, 782	3, 194, 062

SKY PerfecTV! *4	Total Subscribers*1	DTH Subscribers*2
New Subscribers	35, 512	32, 956
Churn	27, 295	24, 507
Churn Rate*3	9. 3%	9. 6%
April Net Increase	8, 217	8, 449
Cumulative Total	3, 531, 404	3, 075, 497

SKY PerfecTV! 110	Total Subscribers*1	DTH Subscribers*2
New Subscribers	5, 540	4, 416
Churn	1, 492	993
Churn Rate*3	14. 5%	10. 3%
April Net Increase	4, 048	3, 423
Cumulative Total	127, 378	118, 565

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

*4 The number of subscribers of "SKY PerfecTV!" through SKY PerfecTV! compatible optical fiber TV, "OPCAS" is included.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

82—5113

(Summary English Translation)

Annual Report Release for the Fiscal Year Ended March 2004 (Consolidated Basis)

May 10, 2004

SKY Perfect Communications Inc.
Code Number: 4795
(URL http://skyperfectv.co.jp)
Representative:
Hajime Shigemura
President and Representative Director
Attn.: Norio Sato
General Manager of
Finance & Accounting Dept.
Board Meeting Date: May 10, 2004
Adoption of U.S. GAAP: Not applicable

Stock Exchange:
Tokyo Stock Exchange
Head Office: Tokyo

Tel.: (03) 5468-7800

1. Consolidated Business Results (April 1, 2003 through March 31, 2004)

(1) Consolidated Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues		Operating Income		Ordinary Income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Year ended March 31, 2004	72,475	3.0	4,152	–	4,853	–
Year ended March 31, 2003	70,373	18.4	-18,311	–	-19,025	–

	Net Income		Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
	(millions of yen)	(%)	(yen)	(yen)	(%)	(%)	(%)
Year ended March 31, 2004	4,384	–	1,957.23	1,955.30	4.7	4.0	6.7
Year ended March 31, 2003	-18,893	–	-8,444.56	–	-19.2	-14.4	-27.0

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2004: -91 million yen
   Year ended March 31, 2003: -55 million yen
2. *Average number of outstanding shares during each fiscal year (consolidated basis):*
   Year ended March 31, 2004: 2,240,073 shares
   Year ended March 31, 2003: 2,237,312 shares
3. *Changes in accounting treatment: Not applicable*
4. *Percentages appearing under operating revenue, operating income, ordinary income and net income represent the ratio of increase/decrease compared to the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
	(millions of yen)	(millions of yen)	(%)	(yen)
Year ended March 31, 2004	126,536	96,258	76.1	42,449.21
Year ended March 31, 2003	117,341	88,795	75.7	39,687.86

(Note) Number of outstanding shares as of the end of each fiscal year (consolidated basis):
Year ended March 31, 2004: 2,267,608 shares
Year ended March 31, 2003: 2,237,351 shares

(3) Consolidated Cash Flow

	Cash Flow by Operating Activities	Cash Flow by Investing Activities	Cash Flow by Financing Activities	Balance of Cash and Cash Equivalents at End of Year
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Year ended March 31, 2004	8,322	1,296	-2,081	45,941
Year ended March 31, 2003	-7,135	-11,796	-661	38,102

(4) Object of Consolidation and Application of Equity Method
Number of consolidated subsidiaries: 4
Number of non-consolidated subsidiaries to which equity method is applicable: 0
Number of affiliated companies to which equity method is applicable: 1

(5) Changes in Object of Consolidation and Application of Equity Method
Consolidated (new): 1 Equity method (new): 0
(excluded): 0 (excluded): 0

2. Forecast of Consolidated Business Results (April 1, 2004 through March 31, 2005)

	Operating Revenues	Ordinary Income	Net Income
	(millions of yen)	(millions of yen)	(millions of yen)
Six months ending September 30, 2004	38,000	2,400	2,400
Year ending March 31, 2005	77,000	5,000	5,000

(Reference) Estimated net income per share (annual): 2,204.97 yen

Condensed Consolidated Financial Information under U.S. GAAP (Unaudited)

The following summary condensed consolidated financial information of SKY Perfect Communications Inc. as of March 31, 2003 and 2004 has been prepared on the basis of accounting principles generally accepted in the United States of America.

Condensed Consolidated Balance Sheets (unaudited)

(in millions of Yen)

	As of March 31, 2003	As of March 31, 2004	Increase (Decrease)
Assets:			
Cash and Cash Equivalents	¥ 38,103	¥ 45,941	¥ 7,838
Other Current Assets	38,744	36,415	(2,329)
Investments	26,315	31,955	5,640
Property and Equipment	22,995	20,810	(2,185)
Other Assets	3,859	2,209	(1,650)
Total	¥ 130,016	¥ 137,330	¥ 7,314
Liabilities and Shareholders' Equity :			
Current Liabilities	¥ 27,505	¥ 29,553	¥ 2,048
Long-term Liabilities	11,819	10,237	(1,582)
Total Liabilities	39,324	39,790	466
Minority Interest	2,233	2,186	(47)
Total Shareholders' Equity	88,459	95,354	6,895
Total	¥ 130,016	¥ 137,330	¥ 7,314

Condensed Consolidated Statements of Operations (unaudited)

(in millions of Yen)

	For the year ended March 31, 2003	For the year ended March 31, 2004	Increase (Decrease)
Revenues	¥ 70,374	¥ 72,475	¥ 2,101
Operating Expenses	86,968	68,086	(18,882)
Operating Income (Loss)	(16,594)	4,389	20,983
Income (Loss) before Income Taxes	(16,876)	4,089	20,965
Net Income (Loss)	(16,876)	4,089	20,965

82—5113

(Summary English Translation)

Outline of the Non-Consolidated Financial Statements for the Fiscal Year ended March 31, 2004

May 10, 2004

SKY Perfect Communications Inc.
Code Number: 4795
(URL http://www.skyperfectv.co.jp)
Representative:
Hajime Shigemura
President and Representative Director
Attn.: Norio Sato
General Manager of
Finance & Accounting Dept.
Board Meeting Date: May 10, 2004
Ordinary General Meeting of Shareholders Date:
June 25, 2004

Stock Exchange:
Tokyo Stock Exchange
Head Office: Tokyo

Tel.: (03) 5468-7800

Existence of interim dividend system: Applicable
Adoption of unit share system: Not applicable

1. Business Results (April 1, 2003 through March 31, 2004)

(1) Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues		Operating Income		Ordinary Income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Year ended March 31, 2004	70,028	2.7	4,251	–	5,073	–
Year ended March 31, 2003	68,179	16.8	-16,810	–	-17,449	–

	Net Income		Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
	(millions of yen)	(%)	(yen)	(yen)	(%)	(%)	(%)
Year ended March 31, 2004	4,495	–	2,006.91	2,004.94	4.6	4.2	7.2
Year ended March 31, 2003	-18,372	–	-8,211.69	–	-18.6	-13.9	-25.6

(Notes)

1. *Average number of outstanding shares during each fiscal year:*
   Year ended March 31, 2004: 2,240,073 shares
   Year ended March 31, 2003: 2,237,312 shares
2. *Changes in accounting treatment: Not applicable*
3. *Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/decrease compared to the prior year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments	Ratio of Dividends to Net Income	Ratio of Dividends to Shareholders' Equity
		Interim	Annual			
	(yen)	(yen)	(yen)	(millions of yen)	(%)	(%)
Year ended March 31, 2004	500	0	500	1,133	24.9	1.2
Year ended March 31, 2003	0	0	0	–	–	–

(Note) Breakdown of dividends for the year ended March 31, 2004:
Memorial dividend: 500 yen

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
	(millions of yen)	(millions of yen)	(%)	(yen)
Year ended March 31, 2004	121,522	97,419	80.2	42,961.38
Year ended March 31, 2003	110,615	89,845	81.2	40,157.21

(Notes)

1. Number of outstanding shares as of the end of each fiscal year:
Year ended March 31, 2004: 2,267,608 shares
Year ended March 31, 2003: 2,237,351 shares

2. Number of own shares as of the end of each fiscal year:
Year ended March 31, 2004: - shares
Year ended March 31, 2003: - shares

2. Forecast of Business Results (April 1, 2004 through March 31, 2005)

	Operating Revenues	Ordinary Income	Net Income	Dividends per Share		
				Interim	Annual	
	(millions of yen)	(millions of yen)	(millions of yen)	(yen)	(yen)	(yen)
Six months ending September 30, 2004	37,000	2,600	2,600	0	–	0
Year ending March 31, 2005	75,000	5,500	5,500	–	0	0

(Reference)Estimated net income per share (annual): 2,425.46 yen

82—5113

May 10, 2004

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Stock Options (Common Stock Acquisition Right)

We hereby notify you that, at a meeting of the Board of Directors held on May 10, 2004, SKY Perfect Communications Inc. (the "Company") decided to submit a proposal that requests the approval of issuing of common stock acquisition rights (the "Rights") as stock options, at the Company's 10th regular general shareholders' meeting, which is scheduled to be held on June 25, 2004.

Note

Issue the Rights as stock option to directors and the employees of the Company (including employees who will join the Company in the future; the same shall apply hereafter) pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan as follows:

1. Reason for issuing the Rights with especially advantageous conditions
   To further enhance motivation and willingness to improve the Company's performance
2. Persons who will receive the Rights
   The Company's directors as well as employees
3. Terms of issuing the Rights

(1) Class and number of shares to be issued or transferred for the Rights

Not more than 3,300 shares of common stock of the company.

Provided, that if the company splits or consolidates its common stock, the number of shares to be issued upon exercise of the Rights shall be adjusted according to the following formula. However, such adjustment shall be made only to those Rights that remain unexercised at the relevant time. Any fractions less than one share arising as a result of such adjustment shall be rounded down to the nearest whole number.

Number of shares after adjustment	=	Number of shares before adjustment	X	Ratio of split or consolidation

Furthermore, upon merger, consolidation or split with other corporations, the Company will make the

necessary adjustment of the number of shares to be issued but remain unexercised with the Rights.

(2) Total number of the Rights to be issued

Not more than 3,300 in total.

(The number of shares to be issued upon exercise of each right shall be one; provided, however, that any adjustments to the number of shares as set forth in (1) above shall be carried out as set forth in that section.)

(3) Price of the Rights

No consideration shall be paid.

(4) Amount to be paid in for exercise of the Rights

Amount to be paid per Right will be the amount calculated by multiplying the payment amount per share, which is decided as set out below, by the number of shares per Right set out in (2) above.

The exercise price shall be 1.05 times of the average of closing prices of the common stock of the company in regular trading on the Tokyo Stock Exchange for each day (excluding days on which there is no such closing price) of the full calendar month prior to the issuance of the Rights. Any fraction less than one yen arising as a result of such calculation shall be rounded up to the nearest whole number. However, if such calculated price is lower than the closing price on the day of issuance of the Rights (if there is no closing price on such date, then the closing price on the immediately preceding trading day), the exercise price shall be the closing price on the day of issuance of the Rights.

If, after the issuance of the Rights, the company disposes of treasury stock or the issues new shares at a less than the market price (excluding the exercise of subscription rights or common stock acquisition rights), the exercise price shall be adjusted according to the following formula, and any fraction less than one yen arising as a result of such calculation shall be rounded up the nearest whole number.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of newly issued shares or Number of disposed shares} \times \text{Exercise price per share or transfer price}}{\text{Market price per share before new issuance or disposal}}}{\text{Number of issued shares} + \text{Number of newly issued shares or Number of disposed shares}}$$

Upon stock split or consolidation after the date of issuance of the right, the exercise price shall be adjusted according to the following formula, and any fraction less than one yen arising as a result of such calculation shall be rounded up the nearest whole number.

$$\text{Payment amount after adjustment} = \text{Payment amount before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

Furthermore, upon merger, consolidation or split with other corporations after the date of issuance of the Rights, or if it is necessary to adjust the payment amount per share in accordance with that case, the Company will make the necessary adjustment of the payment amount per share.

(5) Period for exercising the Rights

Within ten years from the date of issuing the Rights, the period will be decided at a meeting of the Board of Directors of the Company.

(6) Conditions for exercising the Rights

① A person who was allocated the Rights will be able to exercise such Rights even after losing his/her position as the Company's director or employee. Provided however, if either of the following applies to a person who was allocated the Rights, that person will not be able to exercise the Rights subsequently.

(i) If a director is removed from the position or an employee is requested to resign or is dismissed in disgrace

(ii) If a director or an employee commits an act that is against the Company or that harms the Company's interests, such as assuming the post of the director, auditor, employee, advisor, contract employee, or consultant, etc. of a competitor of the Company. However, this is limited to a case in which such person commits the act with the intention of going against the Company or with the intention of harming the Company's interests

② If a person who was allocated the Rights dies, that person's successor will be able to exercise the Rights. The conditions regarding the exercise of the Rights by the successor follow the contract mentioned in ③ below.

③ Other conditions regarding exercise of the right follow the contract concluded between the Company and the person allocated the Rights.

(7) Reason and conditions for cancellation of the Rights

①Where a merger agreement in which the Company becomes a defunct company is approved at the general shareholders' meeting, if a stock exchange agreement or a proposal regarding transfer of the shares in which the Company becomes a wholly-owned subsidiary is approved at the general shareholders' meeting, or if it is necessary, the Company may cancel all of the common stock acquisition rights without charge.

② Where a person who was allocated the Rights becomes unable to exercise the Rights for the reason set out in (6) above, the Company may cancel such Rights without charge.

③ The Company may cancel non-exercised Rights acquired and held by the Company at its own discretion.

(8) Limit on transfer of the Rights

The transfer of the Rights requires the approval of a meeting of the Board of Directors.

(Note) The conditions for the content above is that the proposal to issue the Rights as stock options is adopted at the Company's 10th general shareholders' meeting, scheduled to be held on June 25, 2004.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

May 10, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Summary of Business Results of Fiscal Year 2003 (Supplement)

1. Subscriber Addition and Churn

(Thousands of people)

	FY01	FY02	Difference	Difference (%)	4Q/FY01	4Q/FY02
Total Sub. Net Addition (SKY PerfecTV/110)	384 (42)	221 (81)	△162 (39)	△42.3% (92.9%)	53 (9)	78 (52)
Total Sub. at Period End (SKY PerfecTV/110)	3,425 (42)	3,647 (123)	221 (81)	6.5% (192.8%)	3,425 (42)	3,647 (123)
New DTH Subscribers (SKY PerfecTV/110)	610 (42)	471 (81)	△139 (39)	△22.7% (91.8%)	118 (10)	145 (49)
Number of DTH Churn (SKY PerfecTV/110)	230 (1)	279 (7)	49 (6)	21.3% (488.4%)	67 (1)	76 (4)
DTH Sub. Net Addition (SKY PerfecTV/110)	380 (41)	192 (74)	△187 (33)	△49.4% (80.4%)	51 (9)	70 (45)
DTH Sub. at Period End (SKY PerfecTV/110)	2,990 (41)	3,182 (115)	192 (74)	6.4% (281.0%)	2,990 (41)	3,182 (115)
DTH Churn Rate (%) (SKY PerfecTV/110)	8.2% (8.1%)	9.0% (8.9%)	0.8 (0.8)	- (-)	9.1% (7.4%)	9.6% (15.7%)

- Because of factors such as the start of digital terrestrial broadcasting in December, the launch of the Platform Business for Star Channel BS in February and the integration of subscribers as a result of the merger with Plat-One Corp., Ltd. in March, notwithstanding high growth in the number of SKY PerfecTV!110 subscribers, new DTH subscriptions overall came to 471 thousand, down 22.7% from the previous year, which showed high growth in subscriber numbers as a result of the broadcast of "2002 FIFA World Cup Korea/Japan™."

- Also, although the DTH churn rate remained stable, hit by churns as a result of platform integration at the end of the fiscal year, the DTH churn rate for the full year ended March 2004 climbed 0.8 points from the same term of the previous year at 9.0%, compared with the previous year when the churn rate was lower than an average year at 8.2% because of the impact of the World Cup.

- As a result, cumulative DTH subscriptions at the end of the fiscal year ended March 2004 increased 192 thousand from the same term of the previous year to 3,182 thousand, topping 3,000 thousand, which we consider the break-even point.

2. Business Results

Financial Summary (April 1, 2003 – March 31, 2004)

(Millions of Yen)

Consolidated	FY02	FY03	Difference	Difference (%)	4Q/FY02	4Q/FY03
Revenues	70,373	72,475	2.101	3.0%	18,075	18,486
Operating Profit/Loss	△18,311	4,152	22,464	–	1,538	733
Profit/Loss before Income Taxes	△19,025	4,853	23,879	–	1,350	896
Net Profit/Loss	△18,893	4,384	23,277	–	1,434	752
Total Assets	117,341	126,536	9,194	7.8%	117,341	126,536
Total Shareholder's Equity	88,795	96,258	7,462	8.4%	88,795	96,258
Net Cash from Operating Activities	△7,135	8,322	15,457	–	2,558	3,203
Net Cash from Investing Activities	△11,796	1,296	13,092	–	△6,948	4,477
Net Cash from Financing Activities	△661	△2,081	△1,420	–	△189	△1,597
Net Cash and Cash Equivalents at the End of Period	38,102	45,941	7,838	20.6%	38,102	45,941

Non-Consolidated	FY02	FY03	Difference	Difference (%)	4Q/FY02	4Q/FY03
Revenues	68,179	70,028	1,849	2.7%	17,473	17,847
Operating Profit/Loss	△16,810	4,251	21,062	–	1,751	683
Profit/Loss before Income Taxes	△17,449	5,073	22,522	–	1,596	887
Net Profit/Loss	△18,372	4,495	22,867	–	1,583	735
Total Assets	110,615	121,522	10,906	9.9%	110,615	121,552
Total Shareholder's Equity	89,845	97,419	7,573	8.4%	89,845	97,419

- Revenues grew 3.0% from the same term of the previous year on a consolidated basis and 2.7% from the same term of the previous year on a non-consolidated basis because, although growth slowed compared with the same term of the previous year when there was the World Cup, subscriptions continued to rise, because Plat-One related channels on SKY PerfecTV!110 increased from March, and also because of factors such as an increase in revenues from broadcasting rights relating to our own contents.

- At the profit/loss stage, because in April we topped cumulative DTH subscriptions of three million, which we consider the break-even point, and also because of factors such as the paring of

marketing expenses including sales incentives, in the fiscal year ended March 2004 consolidated profit before income taxes came to 4,853 million yen and consolidated net profit came to 4,384 million yen, which was a significant improvement on the previous fiscal year, which showed a large deficit because of factors such as the recognition of broadcasting rights relating to the World Cup.

- As a result of moving into the black and in commemoration of the change of the listed market to the First Section of the Tokyo Stock Exchange in March 2004, we plan to make a proposal to the 10th ordinary general meeting of stockholders in June regarding the implementation of a commemorative dividend of 500 yen per share.

- With respect to consolidated cash flows, net cash provided by (used in) operating activities came to 8,322 million yen, thanks to a major improvement in consolidated net profit, net cash provided by (used in) investing activities came to 1,296 million yen, mainly because of the investment of surplus funds in securities, and net cash provided by (used in) financing activities resulted in a negative cash flow of 2,081 million yen because of the repayment of credit on instalment, among other factors. As a result, the balance of cash and cash equivalents at the end of the term amounted to 45,941 million yen. However, the balance when deposits of more than three months and marketable securities are added to this stands at 66,963 million yen.

3. Forecast of Fiscal Year Ending March 2005 (from April 1, 2004 to March 31, 2005)

(Thousands of People, Millions of Yen)

	FY03 Result	FY04 Forecast	Difference	Difference (%)
New DTH Subscribers (thousands)	471	500	29	6.2%
DTH Sub. Net Addition (thousands)	192	207	15	7.8%
DTH Sub. at Period End (thousands)	3,182	3,389	207	6.5%
Total Sub. at Period End (thousands)	3,647	3,854	207	5.7%
DTH Churn Rate (%)	9.0%	8.9%	△0.1	–
Consolidated				
Revenues (Semiannual)	35,610	38,000	2,390	6.7%
(Annual)	72,475	77,000	4,525	6.2%
Profit before Income Taxes (Semiannual)	4,152	2,400	△1,752	△42.2%
(Annual)	4,853	5,000	147	3.0%
Net Profit (Semiannual)	3,802	2,400	△1,402	△36.9%
(Annual)	4,384	5,000	616	14.1%
Non-consolidated				
Revenues (Semiannual)	34,386	37,000	2,614	7.6%
(Annual)	70,028	75,000	4,972	,/vsaaaaa7.1 %
Profit before Income Taxes (Semiannual)	4,305	2,600	△1,705	△39.6%
(Annual)	5,073	5,500	427	8.4%
Net Profit (Semiannual)	3,881	2,600	△1,281	△33.0%
(Annual)	4,495	5,500	1,005	22.4%

● In the term ending March 2005, in addition to the core CS 124/128-degree service (SKY PerfecTV!), we anticipate a contribution by subscribers to the CS 110-degree service (SKY

PerfecTV!110) and the OPCAS service, which is video distribution through optical fiber networks. Including SKY PerfecTV!, SKY PerfecTV!110 and OPCAS, we forecast 500 thousand new DTH subscribers (up 29 thousand from the result for the previous year).

- Reflecting an increase in cumulative subscriptions and an increase in income with the improvement in our own content, we expect consolidated revenues to rise 6.7% from the previous year, to 38 billion yen for the interim term, and to increase 6.2%, to 77 billion yen for the full term.

- At the profit and loss stage, although we are assuming a trend for profit gains because we have entered a stable profit creation stage with subscriptions reaching break-even point, taking into account factors such as the input of marketing costs in SKY PerfecTV!110, our response to the shift to high definition broadcasting, as well as cost increases resulting from the leading investment in OPCAS and new business, we project consolidated net profit of 2.4 billion yen for the interim term and 5 billion yen for the full term.

(Note) Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

May 10, 2004

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Informal Decision regarding Director Assignment

We hereby notify you that, at a meeting of the board of directions held on May 10, 2004, Sky Perfect Communications Inc. (head office; Shibuya-ku Tokyo, President and Representative Director: Hajime Shigemura) informally decided on the appointment of the following directors.

Following this informal decision, the selection of the directors and auditors will be officially approved at the 10th ordinary shareholders' meeting scheduled on June 25, 2004. Thereafter directors and auditors will be appointed or will retire. The right of representation and the posts of directors are scheduled to be officially decided at the meeting of the board of directors held on that day.

NOTE

<Candidates for director>

Name	Reappointed or newly appointed	Post
Yasushi Hosoda	Reappointed	Chairman and Representative Director
Hajime Shigemura	Reappointed	President and Representative Director
Hiroyuki Shinoki	Reappointed	Executive Vice President
Kunioki Ishibashi	Reappointed	Managing Director
Masao Nito	Reappointed	Managing Director
Kikujiro Shikano	Reappointed	Non-Executive Director
Tatsuya Tamura	Reappointed	Non-Executive Director
Kageo Nakano	Newly appointed	Non-Executive Director
Nozomu Yoshida	Newly appointed	Non-Executive Director
Toshichika Ishihara	Reappointed	Non-Executive Director
Kenji Kamimura	Reappointed	Non-Executive Director

*Messrs. Kikujiro Shikano, Tatsuya Tamura, Kageo Nakano, Nozomu Yoshida, Toshichika Ishihara and Kenji Kamimura, meet the requirements for external directors set out in Section 7-2 Clause 2, Article 188 of the Commercial Code.

<Retiring directors>

Name	Current Post
Tomoki Naito	Non-Executive Director
Osamu Tanaka	Non-Executive Director

*Messrs. Tomoki Naito and Osamu Tanaka meet the requirements for external directors set out in Section 7-2 Clause 2, Article 188 of the Commercial Code.

<Candidates for corporate auditor>

Name	Post	
Ryosuke Tsuruma	Newly appointed	Corporate Auditor (standing)

*Mr. Ryosuke Tsuruma meets the requirements regarding the external auditor set out in Clause 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of *Kabushiki-Kaisha.*

<Retiring corporate auditor>

Name	Current Post
Bunji Shinoda	Corporate Auditor

*Mr. Bunji Shinoda is outside auditor, as provided in Paragraph 1 of Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of *Kabushiki-Kaisha.*

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-939903-5468-939

RECEIVED
2004 JUL 26 A 11:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SKY PerfecTV!

Financial Summary of FY2003 and our Business Strategy

May, 2004

SKY Perfect Communications Inc.

Contents

SKY PerfecTV!

Topics of FY2003

SKY PerfecTV!

Business Topics

- Acquired strong contents such as UEFA Champions League and Disney Channel etc.
- Merger with Plat One and development of SKY PerfecTV! 110 service
- Started new service SKY PerfecTV! compatible optical fiber TV, OPCAS
- Developed new multi-platform business including alliances in digitization of CATV

Financial Topics

- Achieved profitability by exceeding 3 million DTH subscribers
- Slowdown of increasing new CS124/128 subscribers and prospect of expanding CS 110 subscribers
- Downtrend of ARPU while keeping and improving Net ARPU by strengthening own contents
- Clearance of accumulated losses through capital policy
- Announcement of change of listed market to the first section of Tokyo Stock Exchange and memorial dividends

SKY PerfecTV!

Section I

Financial Summary of FY2003

Subscriber Addition

Trend of Accumulated Number of DTH Subscribers


(unit: thousand)
2,610
2,990
3,182
599
610
471
50
549
568
390
-209
-230
-279
Number of Churn
CS110
ClubiT
Home Appliance Stores etc.
DTH Sub. At Period End
FY01
FY02
FY03

Trend of DTH Churn Rate

	1Q	2Q	3Q	4Q	Annual
FY01	8.7%	8.9%	8.6%	8.5%	8.6%
FY02	6.7%	8.0%	8.3%	9.1%	8.2%
FY03	8.9%	8.7%	9.1%	9.6%	9.0%


End of Japan Professional Baseball League Season
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
9.5%
9.1%
8.2%
9.0%
8.3%
9.4%
9.1%
8.6%
11.3% *
End of Fiscal Year
* Effected by special reason in accordance with migration of Plat One's subscribers
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
FY01
FY02
FY03

ARPU (CS124/128)

SKY PerfecTV!



Subscription Fees per Subscriber
(Yen)
3,956
3,947
3,853
3,812
3,797
3,766
3,691
3,649
1Q/02
2Q/02
3Q/02
4Q/02
1Q/03
2Q/03
3Q/03
4Q/03
□Basic Fee/unit
□Monthly Fee/unit
□PPV Fee/unit
□Revenues from Own Programs



Subscriber-related Revenues per Subscriber
(Yen)
1,441
1,474
1,486
1,490
1,477
1,466
1,468
1,466
1Q/02
2Q/02
3Q/02
4Q/02
1Q/03
2Q/03
3Q/03
4Q/03
□Basic Fee/unit
□Commission of Monthly Fee/unit
□Commission of PPV Fee/unit
□Revenues from Own Programs

Efficient Allocation of Marketing Cost

SKY PerfecTV!

(Non-consolidated basis)



17.3 billion yen
(Original Plan : 19.5 billion yen)
17.5 billion yen
□ Difference in income and cost of own contents
□ Advertising expenses
□ Promotional expenses etc.
□ Sales incentives
FY03
FY04E

* Manage marketing cost in total efficiently, considering the condition of business environment and competitions.

SAC (Subscriber Acquisition Cost) (124/128+110)

SKY PerfecTV!

Total SAC

(Millions of Yen)


34,538
15,836
5,048
2,335
11,319
13,757
4,410
1,933
7,413
FY02
FY03
☐ Expenses relating free broadcasting *1
☐ Advertising expenses *2
☐ Promotional expenses
☐ Sales incentives

SAC per Subscriber

(Millions of Yen)


30,677
30,505
6,281
3,829
18,567
9,779
4,287
16,440
FY02
FY03
☐ Sales incentives ☐ Promotional expenses ☐ Advertising expenses

* 1 Expenses relating free broadcasting content in FY02 is cost relating FIFA World Cup™, such as broadcasting right, production cost, promotional cost etc.
* 2 Public relations cost is excluded from advertising expense.
* 3 SAC excluding the effect by a merger with Plat One and BS Star is 31,762 yen.

Financial Summary (Consolidated/Non-Consolidated)

SKY PerfecTV!

(April 1, 2003-March 31, 2004)

(Millions of Yen)

	Consolidated	Non-Consolidated	Difference
Revenues	72,475	70,028	2,447
Operating Expenses	68,322	65,776	2,546
Operating Profit	4,152	4,251	-99
Profit before Income Taxes	4,853	5,073	-229
Net Profit	4,384	4,495	-111
Total Assets	126,536	121,522	5,014
Total Shareholder's Equity	96,253	97,419	-1,161


SKY Perfect Communications Inc.
Consolidated Subsidiaries
Data Network Center Corporation
(51% shareholding)
Customer Management
Multi Channel Entertainment Inc.
(90% shareholding)
110 degree CS broadcasting service
Samurai TV Inc.
(80.25% shareholding)
Special TV channel for wrestling and martial arts
OptiCast Inc.
(100% shareholding)
Content distribution service through FTTH
Affiliates for which Equity Method is applied
Pay Per View Japan Inc
(20% shareholding)
PPV Service

Summary of Profit and Loss Statement

SKY PerfecTV!

[Profit and Loss Statement: Consolidated]

(Millions of Yen)

	FY02	FY03	Difference	4Q FY02	4Q FY03	Difference
DTH Gross Addition (thousand)	610	471	-139	118	145	+27
DTH Sub. at FY End (thousand)	2,990	3,182	+192	2,990	3,182	+192
Revenues (Total)	70,373	72,475	+2,102	18,075	18,486	+411
Subscriber-related revenues	46,668	47,349	+681	11,791	11,916	+125
Transmission-related revenues	7,954	8,928	+974	2,163	2,279	+116
Other fees and revenues	15,750	16,197	+447	4,119	4,290	+171
Operating Profit	-18,311	4,152	+22,463	1,538	733	-805
Profit before Income Taxes	-19,025	4,853	+23,879	1,350	896	-454
Net Profit	-18,893	4,384	+23,277	1,434	752	-682
Retained Earnings	-124,808	3,334	+128,143	-124,808	3,334	+128,143
Total Dealing Amount of Subscription Fees	132,322	135,918	+3,596	33,635	34,035	+400
EBITDA	-14,326	7,484	+21,810	2,481	1,808	-673

Quarterly Trend of Consolidated Profit Before Income Taxes

SKY PerfecTV!

(Millions of Yen)



4,000
3,000
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
-5,000
1Q
2Q
3Q
4Q
2,690
1,461
-195
896
-2,080
509
-1,806
1,350
-3,226
-1,581
-3,946
-3,147
FY03 Profit before income taxes
FY02 Profit before income taxes
FY01 Profit before income taxes

<Annual Profit/Loss before Income Taxes>

(Millions of Yen)

FY03
4,853
(First Profitable FY)

⇧

FY02
-2,025

⇧

FY01
-11,901

* Regarding 1Q/FY02, 17 billion yen, cost relating FIFA World Cup™ is excluded.

Summary of Consolidated Balance Sheet

SKY PerfecTV!

[Balance Sheet : Consolidated] (Millions of Yen)

	Dec 31, 2003	Mar 31, 2004	Difference
Current assets	80,341	83,004	+2,663
Fixed assets	41,105	43,532	+2,427
Total assets	121,446	126,536	+5,090
Current liabilities	25,013	25,573	+560
Fixed liabilities	2,486	2,496	+10
Total liabilities	27,499	28,069	+570
Minority interests	2,169	2,208	−27
Common stock	50,010	50,014	+6
Capital surpluses	39,719	43,923	+6
Earned surpluses	2,581	3,334	+753
Defference regarding estimate of securities	−533	−1,014	−481
Total shareholders' equity	91,777	96,258	+4,481
Total	121,446	126,536	+5,090

Consolidated Cash Flow

SKY PerfecTV!

[Consolidated] (Millions of Yen)

	FY03	4Q/FY03
Net cash from operating activities	+8,322	+3,203
Net cash from investing activities	+1,296	+4,477
Net cash from financing activities	−2,081	−1,597
Adjustment of exchange	0	0
Net increase(decrease) in cash and cash equivalents	+7,535	+6,083
Cash and cash equivalents at end of period by a merger	+302	+302
Cash and cash equivalents at end of period (A)	45,941	45,941
Cash and negotiable securities at end of period (B)	66,963	66,963

* 1 Difference between (A) and (B) is due to fixed-term deposits (5 million yen) and negotiable securities (21,017 million yen), which terms are over 3 months.

* 2 Total amount of fund at the end of March 2004 aggregating the securities for the purpose of investment and (B) is 97,698 million yen.

SKY PerfecTV!

Section II

Business Strategy

Revision of FY03 Forecast

SKY PerfecTV!

[Subscribers] (Thousand)

	FY03 Result	FY04 Forecast
New DTH Subscribers	471	500
DTH Sub. Net Addition	192	207
DTH Sub.at Period End	3,182	3,389
Total Sub.at Period End	3,647	3,854

[Churn Rate]

FY03 Result	FY04 Forecast
9.0%	8.9%

[Business Forecast]

	Consolidated			Non-Consolidated		
Semiannual	FY03 Result	FY04 Forecast	Difference	FY03 Result	FY04 Forecast	Difference
Revenues	35,610	38,000	+2,390	34,386	37,000	+2,614
Profit before Income Taxes	4,152	2,400	-1,752	4,305	2,600	-1,705
Net profit	3,802	2,400	-1,402	3,881	2,600	-1,281
Annual	FY03 Result	FY04 Forecast	Difference	FY03 Result	FY04 Forecast	Difference
Revenues	72,475	77,000	+4,525	70,028	75,000	+4,972
Profit before Income Taxes	4,853	5,000	+147	5,073	5,500	+427
Net profit	4,384	5,000	+616	4,495	5,500	+1,005

*1 Forecast of the number of subscribers is 500 thousand new DTH subscribers (SKY PerfecTV!including OptiCast : 350-400 thousand, SKY PerfecTV!110 : 100-150 thousand).

*2 Net profit/loss is expected to increase while costs for starting new business such as OptiCast etc. will give some effect.

Measures for FY2004

SKY PerfecTV!

Change of Media Environment
- Accelerating penetration of common STB for 3 wave-lengths broadcasting
- Diversification of the way of transmitting and viewing
- Importance of software (content)

Chance of further growth
- Year for challenging new business beyond the existing business and idea
- The second establishment stage of our business

✓ Strengthen further profitability in our core business "CS124/128 business"

✓ Aggressive business development of CS110 business by integrating platforms

✓ Start providing full-scale video distribution service "OPCAS" through FTTH

✓ Expand the source of profits and business chances by developing new business

Continue to increase profits/Expand the subscriber base of SKY PerfecTV! /Restructure a scenario for growth

17

Measures for CS124/128 business

SKY PerfecTV!

Continue to make an effort to make further growth and profits by our core business as the fundamentals of management

■For achieving further growth (acquisition of new subscribers)
⇒Acquire powerful sport content such as MLB
⇒Acquire not only sport content but other content such as animations, foreign dramas and music programs etc.
⇒Develop new sales channels (other than home appliance stores)
⇒Develop next-generation services and STB in cooperation with manufacturers

■For achieving further profitability
⇒Control marketing cost effectively
(Manage marketing cost flexibly considering the condition of competitions etc.)
⇒Improve customer management cost radically (with DNCC)
⇒Make use of over 3 millions subscribers effectively
(Strengthen communications with them and consider the possibility of new business etc.)

18

Investment in Software

SKY PerfecTV!

Animation "Windy Tale"

- Won the animation planning prize under the joint sponsorship of Tohokushinsha Film Corporation and Family Gekijyo
- Invest 20% of production costs
- Get rights of broadcast, PPV, and remaking into Video/DVD

Korean Drama "Prince of Love"

- Produced by Korean "LKH Productions"
- A part of the campaign "Hang Ryu" in June
- Scheduled to be broadcasted on June 16 simultaneously in Japan and South Korea (by PPV and PPS in SKY PerfecTV!)
- Get right of organizing packages including broadcasting right in Japan

⇒ **Continue to try to diversify the sources of profits by investing in funds for software**

19

Measures for CS110 business

Develop aggressively at the integration of Platform (Accelerate the pace of acquiring new subscribers)

- Correspond to High Definition Television
  ⇒Carry out broadcasting some channels, mainly movies and sports, by High Definition at an early stage
- Enrichment of contents
  ⇒Strengthen movie and sports fields and consider broadcasting own content
- Introduce new service line-ups
  ⇒Reorganize new service line-up such as new packages and sets in order to easily understand, see and select for subscribers
- New approach to the people who purchase or have common STB for 3 wave-length broadcasting
  ⇒Strengthen the sales channel of manufacturers-related stores again
  ⇒Evoke potential demand (by performing free-viewing campaign etc.)
  ⇒Improve the signal-receiving condition and subscription procedure
  ⇒Improve recognition of CS110 service (by appealing aggressively through various kinds of advertisement and brochures)
  ⇒Conduct direct marketing effectively

20

Business Development of OptiCast

Cover 23 wards of Tokyo and Start service in Osaka (Targeting condominiums in urban area intensively)

- Make a contract with mainly new buildings
  - ⇒Introduce the service to a condominium as standard by balk-contracting with major developers
  - ⇒Acquisition of condominiums through sales alliance companies
- Approach to the existing condominiums
  - ⇒Make contracts by cooperation with major property-managing companies
- Promote subscription of SKY PerfecTV! services in contracted condominiums
  - ⇒Establish know-how of promotion to achieve over 20% subscription rate
- Progress marketing alliance with CATV operators
  - ⇒Establish tie-up scheme by using advantage of SKY PerfecTV's contents

※Marketing status (as of the end of April, 2004 including the condominiums scheduled to be completed in FY2005 and FY2006)

・In service	4 buildings	(about 435 households)
・Contracted	29 buildings	(about 3,500 households)
・Expect to contract	about 170 buildings	(about 25,000 households)

Outline of OptiCast's Services

- Name of Service　スカパー!対応 光ファイバーTV OPCAS —オプキャス—
- Channels/Fee

Contents of Channels

Channels for simultaneous re-transmission
- ・Terrestrial analogue broadcasting
- ・BS analogue broadcasting
- ・BS digital broadcasting
- ・Terrestrial digital broadcasting
- ・Club SKY PerfecTV!

→ Use by All households

SKY PerfecTV!
- ・Each channel of SKY PerfecTV!
- ・Each pack and set of SKY PerfecTV! (except for some channels)

→ Subscription by Option

Monthly Charges (plan)

①Charge for video distribution line: 18,900 yen/line (building)
②Charge for distribution facility: 410 yen/household
→collecting charges for all households together from building service charge

③SKY PerfecTV! STB rental fee: 315 yen/contract
④SKY PerfecTV! basic fee: 410 yen/contract
⑤SKY PerfecTV! subscription fee: Contracted Ch+PPV
※A separate initial registration fee (2,940 yen) is required at the time of subscription
→collected from each SKY PerfecTV! subscriber

※Tax is included in the fees

Digitization of CATV

SKY PerfecTV!

Transmission by CATV analogue

- Analogue CATV has not been collected commissions of using SKY PerfecTV!'s Platform system for the consecutive custom of analogue era.
- There is no contract between SKY PerfecTV! and CATV.

→ Digitization of CATV

Cooperative relationship in digitization of CATV

Introduce SKY PerfecTV!'s service as it is into CATV
Trans-modulation method

- Enable to enjoy SKY PerfecTV!'s services with CATV's services
- Use SKY PerfecTV!'s STB corresponding with 64QAM by transmitting SKY PerfecTV! Multi-channel in wide bands of CATV
- Entered into agreement on trial distribution with Starcat Cable Network (Nagoya) in January, 2004
- Considering same kinds of business cooperation with other CATV companies

Provide only digitization system of SKY PerfecTV!
Re-Mux method (now on service)

- Providing digitization system by making a contract with 11 CATV companies (76 stations) as of the end of March, 2004
- 11 CATV companies cover 12 million Home Pass (49% of MSO Home Pass)

23

Business Partnership between SKY PerfectBB and Excite

SKY PerfecTV!

Purpose of Business Partnership with Excite

- Gateway for access to SKY PerfectBB (expect to increase subscriber numbers)
- Mutual use of contents
- Conduct joint services

Aim to switch to a business model that can acquire advertising revenue by increase in pay-service subscriber numbers as well as in access numbers with portal site and ISP.

【Image of business partnership with Excite】

SKY PerfectBB



Excite



Increase access numbers by appearing on Excite →

← Provide Excite's contents such as

Provide SKY PerfectBB's animated contents →

Joint Site

共同サイト

excite

24

Mid-term Business Strategy

SKY PerfecTV!

◆Make profits in our core business

- Use marketing costs more effectively
  (Use funds flexibly in accordance with management environment)
- Radical reform of customer costs (Consider the cost for maintaining subscribers)
- Correspond to the demand for viewing by several TVs at home
- Make the services more attractive (Strengthen own contents and packages) etc.

◆Innovation of business structure for further growth

Content Aggregator Strategy

- Strengthen own contents not only in sports fields but in other fields (Animation/Drama/Music etc.)
- Make channel line up more attractive
  (Strengthen relationship with powerful channels and reorganize packages)
- Invest in contents in view of their secondary use as well

Multi-Platform Strategy

- Aggressive development of CS110 business
  (There is possibility CS110 business will become a main media in a mid-term)
- Expand OPCAS service areas
  (Local cities／Single houses／CATV)
- Correspond to new transmission pipelines
  (IP, Server, Mobile etc.)

Aim to become a leading company in the media industry in view of reconstruction of the industry as well

Achieve our numerical target of FY 2007

Mid-term Plan and Numerical Target

SKY PerfecTV!

	(Consolidated)
Total Subscribers 3.85 million⇒5million (10% penetration rate)	Revenues 77 billion yen⇒110billion yen Profit before income taxes 5 billion yen⇒30 billion yen (over 25% profit ratio)



Total Subscribers
Total Sub.
600
500
400
300
200
100
0
365
385
500
Expand SKYPerfecTV!'s subscriber base
FY03 Result
FY04 Forecast
FY07 Target



Consolidated P/L
Revenues
Profit before income taxes
1200
1000
800
600
400
200
0
724
49
770
50
1,100
300
Generate profits through our core business
Reform of business structure
FY03 Result
FY04 Forecast
FY07 Target

General Notes to This Material

SKY PerfecTV!

- Financial information in this material is prepared under Japanese GAAP unless mentioned otherwise. Regarding financial information based on US GAAP, please refer to our Annual Report.
- "Sales Incentives" mean sales incentives paid to the manufacturers and retailers of our set-top boxes according to the number of new subscribers and are Commissions to Sales Agents in the "Major Items and Amount out of the Sales and General Expenses" in the note of the financial statements.
- Number of Subscribers

  Number of Individual Subscribers (DTH):

  Subscribers who agreed with Pay-Subscription Agreement and have been actually paying subscription fee.

  Number of Total Registrations:

  The total numbers of provisional subscribers before executing Pay-Subscription Agreement, institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.
- "Total Dealing Amount of Subscription Fees" is used to represent the scale of the subscription fees of our company for convenience and previously called as "Total Billing Amount of Subscription Fees", meaning Subscription Fees (Flat, PPV and Own content) + Registration Fee + Basic Fee + Corporate Subscription Fee, in this presentation material.

  EBITDA was calculated as Operating profit(loss) +Depreciation expenses to Net profit(loss) + loss of minority interests + Corporate tax, Resident tax and Business tax + Interest payment + Depreciation expenses.

- Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business. However, factors that could influence our business results are not limited to the above.

<For any inquiries about this material or investor relations of our company>

SKY Perfect Communications Inc. IR Department (E-mail : ir@skyperfectv.co.jp TEL : +81-3-5468-7800)

SKY PerfecTV!

Section III

Referential Material

May 11, 2004

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

SKY PerfecTV! Acquires the Japanese Satellite Broadcasting Rights for the U.S. Open and British Open Golf Tournaments for Two Years Starting in 2004

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) has acquired the Japanese rights for satellite broadcasting of the two major golf tournaments, the U.S. Open and British Open, for two years starting in 2004. The acquisition is part of the company's content strategy that focuses on sports broadcasting. Sublicensing agreements for the broadcasting rights for two years have simultaneously been concluded with J Sports Broadcasting Corporation for the U.S. Open and with Jupiter Golfnetwork Co., Ltd. for the British Open.

In 2004, Perfect Choice and J SPORTS will provide full coverage of the 104th U.S. Open to be held at Shinnecock Hills GC in the United States from June 17 to July 20, with a simultaneous live broadcast from the first day to the last day. The 133rd British Open to be held at Royal Troon GC in Scotland from July 15 to July 18 will also be broadcast live from the first day to the last day. Golfnetwork is in charge of international coverage and Perfect Choice will feature plays by groups with "spotlight" players.

Regarding the British Open, please note that we have decided to conduct a two-channel multiple live broadcast this year also, as Japan's first three-channel multiple live broadcast last year for the British Open enjoyed great popularity. In the British Open, players are grouped into teams that number from 30 to 50 for the competition. As the standard broadcasts for major tournaments over the four days total only about ten hours, many players are not covered during the live broadcasts. To resolve this problem, groups with "spotlight" players will be covered fully using the multiple channel relay method.

SKY Perfect Communications plans to cover the U.S. Women's Open, the U.S. Senior Open, the British Women's Open and the British Senior Open, for which it has also acquired the broadcast rights together with the U.S. Open and the British Open. For the most part, these tournaments will also be broadcast live. The broadcasts will be entitled "SKY PerfecTV! LIVE SPECIAL."

Please note that the effects of the acquired broadcasting rights on our company's consolidated business outcomes will be minimal.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY PerfecTV!

NTT DoCoMo

For Immediate Release

SKY Perfect and NTT DoCoMo to Test Mobile Video-Clip Streaming and Program-Related Information Services

TOKYO, JAPAN, May 11, 2004 --- SKY Perfect Communications Inc. and NTT DoCoMo, Inc. announced today that the two companies have agreed to jointly field test mobile video-clip streaming services and program-related information services by integrating the 3G FOMA® and SKY PerfecTV!® networks. The test is scheduled from June 15, 2004 to November 30 ,2004 in Japan, and the two companies will begin accepting monitors for the trial from today.

The companies target commercializing the new service within fiscal 2005, which ends March 31, 2006, after evaluating market needs, business models for commercial service, and technical / usage results from the trial.

During the trial, monitors residing in the Kanto Koshinetsu region with DoCoMo FOMA handsets will be able to watch SKY PerfecTV! live and archived program video-clips streamed via the M-stage V-Live™ service, as well as view information about programs aired on SKY PerfecTV! using i-appli™.

People who wish to serve as monitors must own a DoCoMo FOMA 900i series handset with subscription to the i-mode® and M-stage V-Live services, as well as a subscription to SKY PerfecTV!. 3,000 users will be selected to monitor the program-related service including the 300 users chosen to also monitor the video-clip streaming service.

Those acting as monitors will be asked to provide feedback during the trial. While they will be billed for communication charges, the basic fees for both services will be waived.
Online applications will be accepted for one month beginning May 11 at http://do-sptv.jp/ (Japanese only; access from mobile phones possible).

The program-related information services will be formulated based on customer needs as identified by Data Network Center Corporation, which operates SKY Perfect's customer support center.

Please see the attachment for the list of companies who are scheduled to deliver content for the services as of May 11, 2004.

For more information, please contact:

SKY Perfect Communications Inc.
Public Relations Department
Tel: +81-3-5468-9400
Fax: +81-3-5468-9399
E-mail: pr@skyperfectv.co.jp
Website:
http://www.skyperfectv.co.jp/skycom/e/

NTT DoCoMo, Inc.
Susumu Takeuchi or Takuya Ori
Public Relations Department
NTT DoCoMo, Inc.
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
E-mail: press_dcm@nttdocomo.com
Website: http://www.nttdocomo.com

About SKY Perfect

SKY Perfect Communications Inc.("SKY Perfect") is the largest Pay-TV platform provider in Japan offering 266 TV channels and 124 digital radio channels via three communication satellites. As of the end of March 2004, total subscribers exceeded 3.64 million. Recently SKY Perfect has expanded own content such as UEFA Champions League and Major League Baseball. Also, it is promoting "Multi-Platform Strategy" including content distribution via optical fiber through its subsidiary "OptiCast."

SKY Perfect changed its listing from Mothers to the 1st Section of the Tokyo Stock Exchange (Code No. 4795) in March 2004.

SKY PerfecTV! is a registered trademark of SKY Perfect Communications Inc.

About NTT DoCoMo

NTT DoCoMo is the world's leading mobile communications company with more than 48 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world's most popular mobile internet service, which provides e-mail and internet access to over 41 million subscribers, and FOMA®, launched in 2001 as the world's first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America.

NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges.

For more information, visit www.nttdocomo.com

i-mode, FOMA, i-appli, and M-stage V-live are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo's FOMA service is available only to subscribers in Japan.

Attachment

List of Companies Scheduled to Deliver Content for the Services (as of May 11, 2004)

ATOSS INTERNATIONAL Ltd.
IMAGICA Corp.
IMAGICA MUSIC SATELLITE, INC.
Kids Station Inc.
GAGA CROSSMEDIA MARKETING, inc.
Samurai TV. Inc.
J SPORTS Broadcasting Corporation
Japan Image Communications Co., ltd.
Japan Entertainment Network K.K.
SPORTS-i NETWORK INC.
DAIICHIKOSHO CO.,LTD.
FISHING VISION Co., Ltd.
TOHOKUSHINSHA FILM CORPORATION
B-BAT Inc.
Bloomberg L.P.
Pay Per View Japan, Inc.
RECRUIT VISUAL COMMUNICATIONS CO.,LTD.

82—5113

May 11, 2004

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Announcing Opportunities for Permanent Employment for University Graduates of the Class of 2005

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) is announcing the recruitment of permanent employees from the students of universities and graduate schools who are expecting to complete their Bachelor or Master Degrees in March next year. A page for the recruitment of new graduates will be published tomorrow, May 12, on our company's Website, to announce the details of the application requirements and procedures.

This is the first time since the merger of PerfecTV Corporation and Sky Broadcasting Co., Ltd. in 1998 to establish SKY Perfect Communications Inc. that the company has publicly announced the recruitment of permanent employees from among university graduates. The company is actively seeking people who are sensitive to the latest trends, who exhibit a certain youthful exuberance, and who are suitable for the "second launch" of the company. The company decided to take this initiative after it attained over 3.6 million subscribers to SKY PerfecTV!, its profitable results in 2003 and the listing of the stocks on the First Section of the Tokyo Stock Exchange. Accordingly, the company intends to strengthen the corporate structure to promote successors to the SKY PerfecTV! culture and broader development of the multi-channel businesses.

In the coming year, the company plans to recruit several people for a major career path without specifying the type or area of specialty, and to assign each person to respective departments after considering his or her qualifications amongst other aspects.

Relevant information shall be posted on our Website from time to time. The company plans to start registration for recruitment during May, conduct the interviews and other screening procedures from July and determine the appointments by fall.

* Contact for applicants:
Refer to the page for the recruitment of new graduates, to be established on May 12th, on our Website at http://www.skyperfectv.co.jp/

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

June 2, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of May 2004

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of May 2004.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	36, 849	32, 734
Churn	26, 771	25, 761
Churn Rate*3	8. 8%	9. 7%
May Net Increase	10, 078	6, 973
Cumulative Total	3, 668, 860	3, 201, 035

SKY PerfecTV! *4	Total Subscribers*1	DTH Subscribers*2
New Subscribers	31, 884	29, 169
Churn	25, 410	24, 511
Churn Rate*3	8. 6%	9. 6%
May Net Increase	6, 474	4, 658
Cumulative Total	3, 537, 878	3, 080, 155

SKY PerfecTV! 110	Total Subscribers*1	DTH Subscribers*2
New Subscribers	4, 965	3, 565
Churn	1, 361	1, 250
Churn Rate*3	12. 8%	12. 7%
May Net Increase	3, 604	2, 315
Cumulative Total	130, 982	120, 880

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

*4 The number of subscribers of "SKY PerfecTV!" through SKY PerfecTV! compatible optical fiber TV, "OPCAS" is included.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

June 9, 2004

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

SKY PerfecTV! EPG Distribution Using the Internet

Accompanying the growth of digital broadcasting, Electronic Program Guides ("EPG") showing programs and broadcast time are finding widespread use. Employing the Internet, SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) will begin distributing EPG data that is currently multiplexed and provided via satellite together with video/audio signals of SKY PerfecTV!, for the first time to digital AV products on June 30.

Among digital AV products, the installed base of DVD recorders is increasing rapidly, along with large-screen, slim televisions. A very high percentage of SKY PerfecTV! subscribers own such recorders, so SKY Perfect Communications will begin by providing EPG data to DVD recorder models compatible with the Toshiba HDD & DVD video recorder DEPG™ function*. These recorders enable users to obtain and update EPG data for one week using an Internet connection provided via an Ethernet terminal, and to record SKY PerfecTV! programs from the TV. Moreover, the Toshiba HDD & DVD video recorder "RD-XS53" (scheduled to be released on August 1, 2004; see the attached release for product details) offers the "SKY PerfecTV! Interlock" function that allows users to easily record programs, by making a selection from the EPG on the recorder, without having to make the setting on the SKY PerfecTV! set-top box ("STB"). Users can readily connect the recorder with a high-speed data port that comes as standard on currently available SKY PerfecTV! STB, and can then build an original collection from the vast range of content provided by SKY PerfecTV! channels, drastically improving usability by creating a DVD library. (Some channels may not be recorded.)

SKY Perfect Communications anticipates that providing a broad array of EPG data distribution services will offer new ways to enjoy SKY PerfecTV! and DVD recorders in the future.

* DEPG™ function … A high-function, dynamic EPG developed by Toshiba. It displays the EPG on the TV screen and allows users to make their own channel selections

[Flow of EPG distribution using the Internet]


SKY PerfecTV! STB
Internet
Toshiba DEPG™ server
SKY PerfecTV!
Data cable
SKY PerfecTV! EPG
Analog video/audio
SKY PerfecTV! EPG
Toshiba HDD & DVD video recorder

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

(Reference)

Toshiba Corporation

Toshiba Adds Innovative Products to DVR Line-up

9 June, 2004

New DVRs with double-recording function will reinforce lead in fast growing market

TOKYO -- Toshiba Corporation today announced two new digital video recorders (DVR) integrating a DVD recorder and hard disk drive (HDD) and able to record two television programs simultaneously to the hard drive. The RD-XS53 and RD-XS43 both feature a multi-drive DVD recorder and high capacity HDD and support remote programming via the Internet. They will be launched in the Japanese market on August 1, with an open price.

Digital video recorders incorporating a DVD recorder and HDD offer viewers the freedom to record hundreds of hours of programs to HDD, to edit programs saved to the HDD, to save the favorites to DVD and build a program library, and even allow viewers to watch a program after it has started and during recording. Toshiba's new DVRs now integrate dual MPEG2 encoders and tuners for terrestrial analog broadcasts, allowing two programs to be recorded at the same time. As the both programs can be saved to the HDD, management and editing are available after recording. This distinctive feature allows family members to record different programs simultaneously, enabling high-quality recording of different TV programs such as sports events – without any concern about the length of the program.

The versatility of the new models is further enhanced by internet connectivity via "Net de Navi®" software. This supports remote programming of the DVR from a PC, PDA or cellular phone. Once a program is recorded, it can be saved into any one of 24 folders, a newly integrated function that allows viewers to set categories for program libraries and management. The new recorders also integrate DEPG™, Toshiba's proprietary advanced electronic program guide. By connecting the recorder to a broadband Internet, viewers can download an on-screen program guide form which they can simply select programs that they want to record. The key operating functions are all controlled via a simple menu screen that assures stress-free operation, even for new users.

The RD-XS53 has a 320GB HDD supporting up to 570 hours of digital recording and can interface with and control an external tuner for SKY PerfecTV!, the digital satellite broadcasting service provided by SKY Perfect Communications Inc. in Japan. The

RD-XS43 incorporates a 250GB HDD that supports up to 445 hours of digital recording. Both DVRs integrate a multi-drive that supports DVD-RAM, DVD-RW and DVD-R discs.

Other key features of the new models include enhanced recording quality, thanks to integration of Toshiba's new "RD Engine W"; support for the MN1.0 recording mode that allows sustained recording at a video bit rate of 1.0Mbps; and high-speed dubbing from the HDD to the DVD at up to approximately 32x standard speed.

As the pioneer in DVD players and recorders, Toshiba created a new market in April 2001 when it took the initiative in combining a HDD with a DVD video recorder for the first time in the RD-2000. Successive model introductions have refined the concept. The RD-XS40, introduced in December 2002, was the world's first DVR with internet connectivity; 2003's RD-XS31 brought the multi-drive to DVR, introducing support for DVD-RAM, DVD-RW and DVD-R discs and providing consumers with a hassle-free solution and more flexibility in their home recording and viewing choices. With digital broadcasting ushering in an enormous increase in program channels, there is a growing need for longer and multiple recording without concerns for limitation of recording time or recording quality. The newly introduced RD-XS53 and RD-XS43 meet these requirements and are expected to promote further market expansion.

DVRs integrating a DVD video recorder with an HDD have emerged as the clear product of choice in the home video market, and currently account for some 70% of products shipped in the Japanese market. Toshiba will continue its leadership and innovation in the DVD marketplace.

Note:
Maximum digital recording times described here are based on recording mode of MN1.0 in video (1.0Mbps bit rate) and M1 in audio. The maximum consecutive recording time to the HDD is nine hours. The HDD is able to store up to 396 titles, and up to 99 titles can be recorded to a DVD disc. Once the maximum number of titles has been recorded, the DVRs cannot record more programs, even if the HDD or DVD disc still has remaining capacity.

To whom it may concern:

June 25, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.

Announcing the Establishment of a Planning Company to Conduct Content Development and Investment Business

At a Meeting of the Board of Directors held this afternoon, SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, Representative Director & President Hajime Shigemura) decided that, in August this year, it will establish a planning company to actively expand content development and investment business in preparation for the future take-off of the broadband era.

1.Profile of planning company

(1)	Name	Undecided
(2)	Representative	Junichi Watanabe (Senior Executive Officer of SKY Perfect Communications)
(3)	Address	2-15-1 Shibuya, Shibuya-Ku, Tokyo
(4)	Date of Incorporation	August 2004 (Scheduled)
(5)	Principal Business	Promotion of content development and investment business
(6)	Fiscal Year End	Fiscal year ended March
(7)	Number of Employees	Undecided
(8)	Capital Amount	10 million yen
(9)	Capital Structure	SKY Perfect Communications Inc. (100%)

*The Company will announce the name, executive line-up, number of employees, etc. as and when decisions are reached.

2.Events leading up to the establishment of the planning company

SKY Perfect Communications has pushed forward with the expansion of its own content, such as European soccer leagues and 2002 FIFA World Cup™, under its "Content Aggregator Strategy" of providing strong content through its multi-channel platform business. With the content market expected to continue to grow further in future, fuelled by the popularization of multi-channel digital broadcasting and advances in digital technology, the Company is going beyond its past business scheme and embarking on the content business with the potential for multi-use expansion. Since the beginning of

this year, SKY Perfect Communications has been deeply involved in high-quality content from the production stage, including 20% investment in the animation "Windy Tale" produced by Tohokushinsha Film Corporation and acquisition not only of the domestic broadcasting rights of the drama 'Prince of Love" (being broadcast since June 16) produced by Korea's LKH Productions but also of DVD and other package rights.

The rew planning company is expected to conduct content development and investment by asking each of the terrestrial commercial broadcasting stations that are the Company's shareholders and partner companies for their cooperation and by making use of their expertise and media strength. While promoting the expansion of broadband and DVD, etc. package media, besides SKY PerfecTV! and other broadcasting media, the Company will seek to expand and diversify its sources of revenues and strive to provide high-class content to a larger number of customers through the development of related merchandise, rights sales and overseas sales.

3.Future plans

SKY Perfect Communications is gearing up for the establishment of the company, content development and investment, and is aiming to set up a planning company by the end of August, 2004. The Company will announce a timeframe for starting business, etc. as and when a decision is made.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

FILE No.
82—5113

To whom it may concern:

June 25, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Announcement of Executive Reshuffle

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) has approved and formally decided on the appointment of new Directors and Corporate Auditors at the 10th Ordinary General Meeting of Shareholders held June 25, 2004, as was announced on May 10, 2004. SKY Perfect also elected Representative Directors, Managing Directors and Executive Officers at the Board Meeting held after the Ordinary General Meeting of Shareholders.

● Directors/Auditors (As of June 25, 2004)

Chairman and Representative Director	Yasushi Hosoda
President and Representative Director	Hajime Shigemura
Executive Vice President	Hiroyuki Shinoki
Managing Director	Kunioki Ishibashi
Managing Director	Masao Nito
Director (Non-Executive)	Kikujiro Shikano
Director (Non-Executive)	Tatsuya Tamura
Director (Newly appointed/Non-Executive)	Kageo Nakano
Director (Newly appointed/Non-Executive)	Nozomu Yoshida
Director (Non-Executive)	Toshichika Ishihara
Director (Non-Executive)	Kenji Kamimura
Corporate Auditor (Standing)	Yoshiki Hirowatari
Corporate Auditor (Newly appointed/Standing)	Ryosuke Tsuruma
Corporate Auditor	Tamotsu Iba
Corporate Auditor	Masao Sakai
Corporate Auditor	Nobuyuki Kaneko

● Executive Officers (as of June 25, 2004)

Senior Executive Officer	Junichi Watanabe
Senior Executive Officer	Tatsuro Saito
Senior Executive Officer	Shinji Takada
Executive Officer	Toshikuni Shimizu
Executive Officer (Newly appointed)	Uju Yamazaki
Executive Officer (Newly appointed)	Masafumi Kawanishi
Executive Officer (Newly appointed)	Shuhei Yamaura

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399